SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A-1

(Under the Securities Exchange Act of 1934)

MCT HOLDING CORPORATION

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

58277L-10-7

 (CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801)-363-74ll

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 22, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.         NAMES OF REPORTING PERSONS:  TRAVIS T. JENSON

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [   ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  OO

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

 NUMBER OF SHARES                       7. SOLE VOTING POWER: 473,050 shares.

 BENEFICIALLY OWNED                   8. SHARED VOTING POWER: 0 shares.

 BY EACH REPORTING PERSON       9. SOLE DISPOSITIVE POWER: 473,050 shares.

                                                             10. SHARED DISPOSITIVE POWER: 0 shares.

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: Prior to the event reported in the following paragraph, 168,400 directly and 150 indirectly that are owned by his spouse.

An additional 304,500 shares were acquired pursuant to an Agreement and Plan of Merger dated March 22, 2012, between the Company, its wholly-owned subsidiary, DP Acquisition Corporation, a Minnesota corporation, and Dakota Plains, Inc., a Minnesota corporation and are exempt from the provision of Section 16(b) of the Exchange Act under SEC Rule 16b-3(d)(1).  As a result of this transaction Mr. Jenson’s holdings are reduced to 1.256%.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.256%

14.       TYPE OF REPORTING PERSON.

IN

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  MCT Holding Corporation, a Nevada corporation (the “Company”), 4685 South Highland Drive, Suite 202, Salt Lake City, UT  84117.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D is being filed for Travis T. Jenson

(b)        Address: 4685 South Highland Drive, Suite 202, Salt Lake City, UT  84117

(c)        Principal Occupation:  Mr. Jenson is currently employed by Jenson Services, Inc., a Utah corporation that provides business and financial consulting services and is located at 4685 South Highland Drive, Suite 202, Salt Lake City, UT 84117.

(d)        During the last five years, Mr. Jenson has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Mr. Jenson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        United States

Item 3.  Source and Amount of Funds or Other Consideration

See paragraph 11 above.

Item 4.  Purpose of Transaction.

Not applicable.

Item 5.  Interest in Securities of the Issuer.

(a)       See paragraph 11 above.

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 473,050 shares.

            Shared power to vote or to direct the vote: 0

            Sole power to dispose or to direct the disposition of: 473,050 shares.

            Shared power to dispose or to direct the disposition of: 0

(c)        None.

(d)        None; not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2012                                                                 /s/  Travis T. Jenson

                                                                                                      Travis T. Jenson